UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549
                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                         Amendment No. 1
            GRAND PRIX ASSOCIATION OF LONG BEACH, INC.
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                         (Name of issuer)
                    COMMON STOCK, NO PAR VALUE
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                  (Title of class of securities)
                           386 176 10 1
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                          (CUSIP number)
                         GLENN R. PADGETT
              P.O. BOX 2801, DAYTONA BEACH, FL 32120
                          (904) 947-6446
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          (Name, address and telephone number of person
        authorized to receive notices and communications)
                          MARCH 27, 1998
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     (Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of SS240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See S240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       (Page 1 of 8 Pages)
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CUSIP NO. 386 176 10 1           SCHEDULE 13D         PAGE 2 OF 8 PAGES
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1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
International Speedway Corporation
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]
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3 SEC USE ONLY
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4 SOURCE OF FUNDS
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]
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6 CITIZENSHIP OR PLACE OF ORGANIZATION                                FLORIDA
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       NUMBER OF        7 SOLE VOTING POWER                                 0
        SHARES
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     BENEFICIALLY       8 SHARED VOTING POWER                               0
       OWNED BY
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         EACH           9 SOLE DISPOSITIVE POWER                            0
       REPORTING
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     PERSON WITH:       10 SHARED DISPOSITIVE POWER                         0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON             0
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       0%
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14 TYPE OF REPORTING PERSON                                                CO
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CUSIP NO. 386 176 10 1           SCHEDULE 13D        PAGE 3 OF 8 PAGES
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1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Midwest Facility Investments, Inc.
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]
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3 SEC USE ONLY
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4 SOURCE OF FUNDS
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]
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6 CITIZENSHIP OR PLACE OF ORGANIZATION                                FLORIDA
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       NUMBER OF        7 SOLE VOTING POWER                                 0
        SHARES
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     BENEFICIALLY       8 SHARED VOTING POWER                               0
       OWNED BY
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         EACH           9 SOLE DISPOSITIVE POWER                            0
       REPORTING
                        ------------------------------------------------------
     PERSON WITH:       10 SHARED DISPOSITIVE POWER                         0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON             0
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      0%
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14 TYPE OF REPORTING PERSON                                                CO
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
ITEM 1. SECURITY AND ISSUER.
This Statement concerns the common stock, no par value (the "Common Stock"), of Grand Prix Association of Long Beach, Inc. (the "Company"), whose principal executive offices are located at 3000 Pacific Avenue, Long Beach, California 90806.

Effective March 27, 1998, Midwest Facility Investments, Inc., a Florida corporation ("Midwest"), a wholly owned subsidiary of International Speedway Corporation ("ISC"), disposed of 340,000 shares of Common Stock of the Company pursuant to that certain Stock Purchase Agreement, dated as of March 25, 1998 (the "Stock Purchase Agreement"), between Midwest and the Dover Downs Entertainment, Inc. (Dover Downs) a copy of which is attached as EXHIBIT 1.

In connection with such disposition, Midwest also entered into a side letter agreement, a copy of which is attached as EXHIBIT 2, with the Shareholders' Representatives under that certain Right of First Refusal Agreement, dated as of August 8, 1997 (the "Right of First Refusal Agreement"), among Midwest, Penske Motorsports, Inc., a Delaware corporation ("Penske") and the Shareholders listed on Schedule I thereto, a copy of which was filed with the
Schedule 13D to which this amendment relates, which concerned (i) rights and obligations under the Right of First Refusal Agreement, and (ii) that certain Stock Purchase Agreement, dated as of August 8, 1997 (the "Stock Purchase Agreement"), between Midwest and the Company, a copy of which was also filed with the Schedule 13D to which this amendment relates.

ITEM 2. IDENTITY AND BACKGROUND.

(a) NAME.
The persons filing this Statement include:

     (i) ISC

     (ii) Midwest

The relationship among the above persons and entities is as follows: Prior to the disposition reported in this amendment Midwest was the record holder of 340,000 shares of Common Stock of the Company. ISC owns directly all of the stock of Midwest. ISC and Midwest are collectively referred to herein as the "Reporting Persons". Each executive officer, director and controlling person of ISC and Midwest is a person identified pursuant to Instruction C to
Schedule 13D and therefore the information required by Items 2 through 6 of this Statement was provided for such persons in the original Schedule 13D filing to which this amendment relates (all of whom are collectively referred to herein as the "Instruction C Individuals"). The controlling persons of ISC include the France Family Group which owns, directly and/or beneficially, approximately 55% of the total of all classes of stock of ISC, which represents in excess of 60% of the votes represented by the total of all classes of stock of ISC. For additional information with respect to the France Family Group and the members thereof, see that certain amendment to a Schedule 13G Statement filed with respect to the France Family Group's beneficial ownership of ISC Common Stock, dated and filed with the Securities and Exchange Commission in February 1998. The name of each Instruction C Individual other than the France Family Group (and the members thereof) was set forth on EXHIBIT 4 to the original Schedule 13D filing. The relationship between the Reporting Persons and the Instruction C Individuals (including the France Family Group) does not create a group; consequently, the Instruction C Individuals disclaim membership in a group with respect to the Company. The relationship between the Reporting Persons, the other parties to the Right of First Refusal Agreement also did not create a group;
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consequently, the Reporting Persons disclaim membership in a group with such parties (the "Grand Prix Right of Refusal Parties"). Notwithstanding the disclaimers of group membership above, voting and dispositive power with respect to the 340,000 shares of Common Stock the disposition of which are the subject of this amendment to the Statement may have been deemed to be shared among ISC and Midwest, as well as among the France Family Group, the Instruction C Individuals and the Grand Prix Right of Refusal Parties, primarily due to (i) the control of ISC by the France Family Group and the other Instruction C Individuals, (ii) the limitations on Midwest's transfer of Company Common Stock set forth in the Right of First Refusal Agreement, and
(iii) the director voting provisions set forth in Article Five of the Right of First Refusal Agreement.

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

(i) The business address of ISC and Midwest is 1801 West International Speedway Boulevard, Daytona Beach, Florida 32114.

(ii) The business address of each of the Instruction C Individuals (other than the France Family Group) is set forth on EXHIBIT 4 to the original Schedule 13D Statement to which this amendment relates.

(c) THE PRINCIPAL BUSINESS.

(i) The principal business of ISC is engaging in the operation, ownership and promotion of motorsports activities in the United States.

(ii) The principal business of Midwest is investing in the Company and owning the Common Stock of the Company.

(iii) Each of the Instruction C Individuals' principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted (other than the France Family Group) is set forth on EXHIBIT 4 to the original Schedule 13D Statement to which this amendment relates.

(d) CRIMINAL CONVICTIONS.

Neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Instruction C Individuals has been convicted in a criminal proceeding during the last five years.

(e) CIVIL PROCEEDINGS.

Neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Instruction C Individuals has been subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f) CITIZENSHIP.

ISC and Midwest are Florida corporations. All of the Instruction C Individuals are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.   Not Applicable

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ITEM 4. PURPOSE OF TRANSACTION.                              Not Applicable

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) (i) The aggregate number of shares beneficially owned by the Reporting Persons is 0 shares of Company Common Stock, amounting to
0% of the Company's outstanding Common Stock.

          (ii) To the best knowledge of the Reporting Persons, none of the Instruction C Persons (including the France Family Group) beneficially owns any shares of Company Common Stock.

     (b) (i) There is no longer any shared or dispositive power with respect to any shares of Common Stock of the Company with the members of the France Family Group and the other Instruction C Individuals. See Item 1 above.

          (ii) The Stock Purchase Agreement and Side Letter Agreement each contain certain provisions prohibiting the Reporting Persons from acquiring Company stock under certain conditions.

     (c) Except as disclosed herein, there have been no transactions in the securities of the Company by the Reporting Persons nor, to the best knowledge of the Reporting Persons, by the Instruction C Individuals during the past sixty days.

     (d) Not applicable.

     (e) On March 27, 1998 the Reporting Persons ceased to be the beneficial owners of any of the Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to the Stock Purchase Agreement and Side Letter Agreement, copies of which are attached as Exhibits 1 and 2 and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
1 Stock Purchase Agreement, dated as of March 25, 1998, by and between Midwest Facility Investments, Inc. and Dover Downs Entertainment, Inc.

2 Side Letter Agreement, dated as of March 25, 1998, by and between Midwest Facility Investments, Inc. and the Shareholders' Representatives under the Right of First Refusal Agreement.









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                           SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 1998                    INTERNATIONAL SPEEDWAY CORPORATION

                                        /s/ H. Lee Combs
                                        ------------------------------------
                                        H. Lee Combs
                                        Senior Vice President - Operations

                                        MIDWEST FACILITY INVESTMENT, INC.

                                        /s/ H. Lee Combs
                                        ------------------------------------
                                        H. Lee Combs, President














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
                        INDEX TO EXHIBITS

EXHIBIT
NUMBER    DESCRIPTION
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1         Stock Purchase Agreement, dated as of March 25, 1998, by and between Midwest Facility Investments, Inc. and Dover Downs Entertainment, Inc.

2 Side Letter Agreement, dated as of March 25, 1998, by and between Midwest Facility Investments, Inc. and the Shareholders' Representatives under the Right of First Refusal Agreement.





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